United States securities and exchange commission logo





                                  January 8, 2021

       Paolo Tiramani
       Chief Executive Officer
       Boxabl Inc.
       6120 N. Hollywood Blvd. #104
       Las Vegas, NV 89115

                                                        Re: Boxabl Inc.
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted December
14, 2020
                                                            CIK No. 0001816937

       Dear Mr. Tiramani:

              We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Draft Offering Statement on Form 1-A

       General

   1. Please revise your offering statement to disclose the amount of securities offered and the pricing of the
securities. We also note your statements in the risk factors section that the
                                                        Stockholders Agreement
puts restrictions on the transfer of securities, that the company has a right of first
refusal granted in the agreement and that the company has a call right granted to Paolo
Tiramani and Galiano Tiramani to repurchase the securities issued in this offering. Revise the
cover page of your offering statement to address the restriction on the transfer of securities,
the right of first refusal and the call right to repurchase the securities.
   2. Please review your disclosure and revise to address any inconsistencies. For example
 Paolo Tiramani
FirstName
Boxabl Inc.LastNamePaolo Tiramani
Comapany
January    NameBoxabl Inc.
        8, 2021
January
Page 2 8, 2021 Page 2
FirstName LastName
         only, we note:
             On page 16, you refer to Boxable's patent pending shipping technology; however, based on page 20, it appears that Build IP, LLC has all of the patents.
             On page 13, you refer to having selling stockholders; however, on page 14, you state that you have no selling stockholders.
             Your disclosure related to the exclusive forum is inconsistent between pages 9-10 and
             Article 12 of your Articles and page 14.
             On page 13, you state that investors will have no right to a return of their funds for one year following qualification. However, in the next sentence you indicate that an investor may request rescission.
             On page 13, you state that there is no minimum offering amount; however on page 2 you state there is a $1million minimum offering amount.
             On page 16, you state that you have received "reservations interest from over 20,000 customers." Please reconcile this with your disclosure on page 22. On page 16, you indicate that you anticipate your flagship factory being able to
             service the entire United States and international markets. However, your disclosure on page 22 indicates that you will need to expand your operations and establish franchises and that you will only be able to create limited boxes at the flagship factory.

Summary
Selected Risks Associated with Our Business, page 4

3. We note your disclosure that you will rely on patents licensed to you from an affiliated party. In an appropriate place, please revise to describe the material terms of the license agreement with Build IP LLC and specifically address the duration the license agreement. Additionally, we note that you will rely on builders and third party franchisees. Please clarify how the license agreement applies to your agreements with builders and franchisees.
Risk Factors
Using a credit card to purchase shares..., page 16

4. We note that you intend to permit investors to purchase your shares using credit cards. Please add disclosure explaining how you will process subscriptions made by credit card. For example, disclose who will process credit card subscriptions.
Applicable Regulation, page 20

5. We note your disclosure that, because your modules are mass produced, you are able to obtain approvals that will apply to any job site in any state. We note that you have no commenced operations and that your modules are not yet mass produced. Please advise how you have obtained the approval of the states in light of this, and, if you have not, explain why you anticipate you will receive such approvals in the future.
 Paolo Tiramani
Boxabl Inc.
January 8, 2021
Page 3
Management's Discussion and Analysis...
Liquidity and Capital Resources, page 25

6. We note that you have sold and are selling securities pursuant to Regulation D. Please disclose how you have complied with the requirements of this Regulation. Additionally, we note that you have not filed a Form D. Please file this form. Additionally, please advise how you will comply with the Regulation A general solicitation guidelines in engaging in these concurrent offerings.
Security Ownership of Management and Certain Securityholders, page 32

7. Please ensure that you provide all the information required by Item 12 and Item 13 of Part
      II of Form 1-A in the appropriate sections. Please revise to address the beneficial ownership of the Series A Preferred Stock in the Security Ownership of Management
      section. Please revise to clarify how the 500 Group Inc. is a related party to the company in the Interest of Management and Others in Certain Transactions section. Securities Being Offered, page 34

8. We note your disclosure that you may require to stockholders to sell their securities pursuant to a call right in the Stockholders Agreement. Please clarify if this call right would remain after you have engaged in an IPO and if the securities may be called if you are listed. Additionally, clarify if you call the securities you may pay investors a price that is less than their original investment and address this in your risk factor on page 10.
      Also revise to clarify how the dollar value per share amount to be paid will be disclosed to investors before the company executes the call option; address how the call option will be enforced against investors; and advise us whether the call right to repurchase securities would be deemed a tender offer and what the timing of the relevant filings would be. We may have further comment.
        You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastNamePaolo Tiramani
                                                            Division of
Corporation Finance
Comapany NameBoxabl Inc.
                                                            Office of Real
Estate & Construction
January 8, 2021 Page 3
cc:       Andrew Stephenson, Esq.
FirstName LastName